UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF MARCH 2010
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐          Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

NEWS RELEASE
Methanex Corporation
1800 — 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: 604-661-2600
Toll-Free: 1-800-661-8851
http://www.methanex.com
For immediate release
March 9, 2010
METHANEX TO PARTICIPATE IN THE TRANQUILO GAS EXPLORATION BLOCK IN SOUTHERN CHILE
Methanex Corporation announced today its participation in the Tranquilo Exploration Block, located in southern Chile. Methanex’s participation is part of a new ownership structure that involves both the Tranquilo and the Otway blocks. Previously, Methanex announced it had acquired a 16% ownership in a consortium to develop the Otway Block only. In the new ownership structure for both exploration blocks, Pluspetrol Chile S.A. (Pluspetrol), Wintershall Chile Limitada (Wintershall), and GeoPark Magallanes Limitada (GeoPark), each have 25% participation, and International Finance Corporation, member of the World Bank Group (IFC) and Methanex Chile S.A. (Methanex), each have 12.5% participation. The objective of the restructuring was to create a stronger consortium with similar long-term objectives in the region. GeoPark will be the operator of both blocks. The arrangement is subject to approval of the Ministry of Energy in Chile.
Tranquilo and Otway represent large, attractive hydrocarbon exploration blocks totalling over 12,000 square kilometres. The consortium has approved the 2010 budgets for the two blocks, which total US$37 million and include 2D seismic surveys of 553 kilometres, 3D seismic surveys of 362 square kilometres and the drilling of three wells on the Tranquilo block.
Bruce Aitken, President and CEO of Methanex commented, “Participating in the Tranquilo Block represents another opportunity to increase gas supply to our plants in Chile. We are very pleased to be part of this new consortium of high-quality companies that bring both technical and financial strength to exploration activity in Southern Chile where our plants are located.”
Paul Schiodtz, Methanex’s Senior Vice President, Latin America added, “The improved structure for the Tranquilo and Otway blocks provides a more effective and aligned approach to their operation, so we consider our participation in this new consortium as a positive additional step to our strategic objective of accelerating and promoting natural gas development in southern Chile.”
Methanex Chile also participates in the Dorado Riquelme block in association with ENAP (the Chilean state-owned oil and gas company) with 50 percent participation and has provided financing to GeoPark for the Fell Block to accelerate natural gas development in southern Chile.
Methanex is a Vancouver-based, publicly traded company and is the world’s largest supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX”; on the NASDAQ Global Market in the United States under the trading symbol “MEOH”; and on the Foreign Securities Market of the Santiago Stock Exchange in Chile under the trading symbol “Methanex”. Methanex can be visited online at www.methanex.com.
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Inquiries:
Jason Chesko
Director, Investor Relations
Methanex Corporation
604-661-2600

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements with respect to us and the chemical industry. Statements that include the words “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” “anticipates,” or the negative version of those words or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.
More particularly and without limitation, any statements regarding the following are forward-looking statements:

•	anticipated results of natural gas exploration in southern Chile, and timing of same,

•	expected expenditures by us related to natural gas exploration and development in southern Chile,

•	capital committed by third parties towards natural gas exploration in southern Chile,
•	receipt of approval from the Ministry of Energy in Chile for the restructuring of the Otway and Tranquilo exploration blocks, and

•	expected levels of natural gas supply to our plants in Chile.

We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:

•	success of natural gas exploration in southern Chile leading to increased natural gas supply available for our plants in Chile,

•	availability of future natural gas supply on commercially acceptable terms in Chile,

•	receipt of approval from the Ministry of Energy in Chile for the restructuring of the Otway and Tranquilo exploration blocks,
•	absence of a material negative impact from major natural disasters or global pandemics,

•	absence of a material negative impact from changes in laws, regulations or standards,

•	performance of contractual obligations by natural gas suppliers and other third parties.

However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including without limitation:

•	the success of natural gas exploration and development activities in southern Chile,

•	availability of future natural gas supply on commercially acceptable terms in Chile,

•	actions of natural gas suppliers,

•	the failure of the Ministry of Energy in Chile to approve the restructuring of the Otway and Tranquilo blocks,

•	changes in laws or regulations,
•
actions of governments and governmental authorities, including import or export restrictions, increases in duties, taxes or government royalties and other actions that may adversely affect natural gas exploration in southern Chile or our ability to obtain natural gas in Chile on commercially acceptable terms,

•	worldwide economic conditions and conditions in the global financial markets, and

•	other risks described in our 2009 MD&A.

Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.
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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: March 9, 2010	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary